UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

UTStarcom, Inc.

(Name of Issuer)

Common Stock, $0.00125 par value per share

(Title of Class of Securities)

918076100

(CUSIP Number)

20F, Tower 1, The Towers, Oriental Plaza

No. 1 East Chang An Avenue

Dong Cheng District

Beijing, P. R. China

Post Code : 100738

+85 (10) 8520-5588

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Company’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 918076100
1.	Name of Reporting Company. I.R.S. Identification Nos. of above persons (entities only). E-Town International Holding (Hong Kong) Co., Limited (I.R.S. Identification No. N/A)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Company With	7.	Sole Voting Power
	8.	Shared Voting Power 11,363,636 shares of Common Stock
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 11,363,636 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Company 11,363,636
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Company (See Instructions) CO

Schedule 13D

CUSIP No. 918076100
1.	Name of Reporting Company. I.R.S. Identification Nos. of above persons (entities only). Beijing E-Town International Investment & Development Co., Ltd. (I.R.S. Identification No. N/A)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Company With	7.	Sole Voting Power
	8.	Shared Voting Power 11,363,636 shares of Common Stock
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 11,363,636 shares of Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Company 11,363,636
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A
13.	Percent of Class Represented by Amount in Row (11) 7.6%
14.	Type of Reporting Company (See Instructions) CO

Schedule 13D

This Amendment No. 1 to Schedule 13D is being jointly filed by Beijing E-Town International Investment and Development Co., Ltd. (“BEIID”) and E-Town International Holding (Hong Kong) Co., Limited (“E-Town,” and collectively with BEIID, the “Reporting Persons”) in order to add BEIID as a filing person and to make certain clarifications regarding BEIID’s beneficial ownership of the securities which are the subject of this filing. This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D filed on September 17, 2010.

Item 1.	Security and Issuer

The class of equity securities to which this Amendment No. 1 to Schedule 13D relates is the common stock, $0.00125 par value per share, of UTStarcom, Inc., a Delaware corporation (the “Issuer”), with its principal executive office at 20F, Tower 1, The Towers, Oriental Plaza, No. 1 East Chang An Avenue, Dong Cheng District, Beijing, P. R. China, 100738.

Item 2.	Identity and Background

This Amendment No. 1 to Schedule 13D is being filed jointly by BEIID and E-Town. The business address of BEIID and E-Town is c/o Beijing E-Town International Investment & Development Co., Ltd. 6F, Bldg 61, BDA International Enterprise Avenue, No. 2 JingYuan North Street, BDA, Beijing, P. R. China. BEIID is an investment company established by the Beijing Economic and Technology Development Zone Asset Management Office. BEIID’s principal line of business is investing. E-Town is a wholly-owned subsidiary of BEIID. E-Town’s principal line of business is investing.

Wen Bai is Chairman of the board of directors of E-Town. Mr. Bai’s present principal occupation is director and Chairman of the board of directors of E-Town and Vice Chairman of the board of directors of BEIID. Mr. Bai is a citizen of the People’s Republic of China.

Xiaoping Li is a director of the board of directors of E-Town. Mr. Li’s present principal occupation is director of the board of directors of E-Town, Executive Deputy General Manager of BEIID and director of the board of directors of BEIID. Mr. Li is a citizen of the People’s Republic of China.

Bing Han is a director of the board of directors of E-Town. Mr. Han’s present principal occupation is director of the board of directors of E-Town and Chief Investment Officer of BEIID. Mr. Han is a citizen of the People’s Republic of China.

Jia Lun Zhang is Vice General Manager of BEIID, which is his present principal occupation. Mr. Zhang is a citizen of the People’s Republic of China. The business address of Messrs. Bai, Li, Han and Zhang is Beijing E-Town International Investment & Development Co., Ltd. 6F, Bldg 61, BDA International Enterprise Avenue, No. 2 JingYuan North Street, BDA, Beijing, P. R. China.

Guang Yi Zhao is Chairman of the board of directors of BEIID. Mr. Zhao’s present principal occupation is Chairman of the board of directors of BEIID and the General Manager of BEIID. The business address of Mr. Zhao is Beijing E-Town International Investment & Development Co., Ltd. 18F, Bldg 61, BDA International Enterprise Avenue, No. 2 JingYuan North Street, BDA, Beijing, P. R. China. Mr. Zhao is a citizen of the People’s Republic of China.

Wen Hu Liu is a director of the board of directors of BEIID. The business address of Mr. Liu is Room 1306, Bo Da Building, BDA Management Committee, No. 15 Rong Hua Middle Street , BDA, Beijing, P. R. China. Mr. Liu is a citizen of the People’s Republic of China.

Schedule 13D

Feng Min Zhang is a director of the board of directors of BEIID. The business address of Mr. Zhang is Room 701, Bo Da Building, BDA Management Committee, No. 15 Rong Hua Middle Street, BDA, Beijing, P. R. China. Mr. Zhang is a citizen of the People’s Republic of China.

Hong Zhang is a director of the board of directors of BEIID. The business address of Ms. Zhang is Room 1523, Bo Da Building, BDA Management Committee, No. 15 Rong Hua Middle Street, BDA, Beijing, P. R. China. Ms. Zhang is a citizen of the People’s Republic of China.

During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any individual named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any individual named in this Item 2 is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On September 7, 2010, pursuant to the Common Stock Purchase Agreement dated February 1, 2010, as amended on April 30, 2010, June 4, 2010, July 7, 2010 and September 7, 2010, by and between the Issuer and BEIID (the “Purchase Agreement”), BEIID purchased from the Issuer 11,363,636 shares of common stock, par value $0.00125 per share (the “Purchase Shares”), at a purchase price of US$2.027 per share, for an aggregate purchase price of US$23,033,597 (the “Closing”). On September 3, 2010, in accordance with Section 6.10 of the Agreement (which provides that BEIID may assign its rights therein to any wholly-owned subsidiary so long as any such assignment shall not relieve BEIID of any liability thereunder), BEIID assigned its rights and obligations under the Purchase Agreement to E-Town (the “Assignment”). Pursuant to the Assignment, the Purchase Shares were issued in the name of E-Town. The funds for the purchase were provided from the working capital of BEIID.

On September 7, 2010, concurrently with BEIID’s investment and pursuant to the Common Stock Purchase Agreement dated February 1, 2010, as amended on April 30, 2010, June 4, 2010, July 7, 2010 and September 7, 2010, by and among the Issuer and Elite Noble Limited (“Elite”) and Shah Capital Opportunity Fund LP (“Shah”), Elite and Shah, two investment funds unrelated to BEIID, purchased from the Issuer an aggregate of 6,709,566 shares of common stock, par value $0.00125 per share, at a purchase price of US$2.027 per share, for an aggregate purchase price of US$13,600,000.

Item 4.	Purpose of Transaction

The Purchase Shares held by E-Town are held for investment purposes. The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine, subject to any legal and contractual restrictions, (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results, as specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not

Schedule 13D

limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its business generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions and the conditions in the industries served by the Issuer; and money and stock market conditions, including the market price of the securities of the Issuer; and the Reporting Persons’ contractual obligations with respect to the Purchase Shares.

Pursuant to the Stockholders Rights Agreement dated February 1, 2010 by and between the Issuer and BEIID (the “Rights Agreement”) and the Purchase Agreement, upon the Closing, the Issuer increased the size of its board of directors from six to seven directors and caused Mr. Xiaoping Li, Executive Deputy General Manager of BEIID and one of the directors of E-Town, the designee of BEIID, to be appointed to the board of directors with a term expiring in 2011. Under the terms of the Rights Agreement, BEIID will continue to have the right to designate one director to the Board provided that BEIID or its affiliates maintain an ownership interest equal to or exceeding 5% of the outstanding shares of the Issuer.

Also pursuant to the Rights Agreement, BEIID agrees to hold the Purchase Shares for at least nine (9) months following the Closing. Additionally, for two years following the Closing, BEIID or its affiliates may not acquire shares of the Company in excess of its percentage ownership as of the Closing. As a result of the Assignment, E-Town is subject to the same restrictions under the Purchase Agreement and the Rights Agreement with respect to the Purchase Shares as BEIID.

Item 5.	Interest in Securities of the Issuer

(a)	According to the annual report filed by the Issuer on March 15, 2010, the Issuer had 131,142,771 outstanding shares of Common Stock as of March 1, 2010. After giving effect to the shares issued in the private placement transaction (including the Purchase Shares) as disclosed in the Issuer’s Current Report filed on Form 8-K on September 13, 2010, the 11,363,636 shares of Common Stock held by E-Town constitute 7.6% of the issued and outstanding shares of Common Stock of the Issuer. The Reporting Persons do not hold any other securities of the Issuer.

(b)	As the parent company of E-Town, its wholly-owned subsidiary, BEIID has the power to direct the vote and the disposition of the Purchase Shares held by E-Town. As a result, BEIID and E-Town may be deemed to have shared power to direct the vote and the disposition of the Purchase Shares held by E-Town.

(c)	Except as disclosed in Item 3, the Reporting Persons have not effected any transactions during the past sixty (60) days with respect to any shares of Common Stock of the Issuer.

(d)	To the knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Purchase Shares held by E-Town.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 3 and 4 are hereby incorporated herein by reference.

Schedule 13D

Under the terms of the Purchase Agreement, the Purchase Shares may not be resold except pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”) or an available exemption from registration under the Securities Act and applicable state securities laws.

The foregoing description does not purport to cover all of the provisions of the Purchase Agreement and is qualified in its entirety by reference to the full agreement, including the amendments thereto. The Purchase Agreement and amendments have been filed as an Exhibit to the Current Reports filed on Form 8-K by the Issuer on February 4, 2010, May 4, 2010, June 10, 2010, July 13, 2010 and September 13, 2010, respectively, and are incorporated into this Item 6 by reference.

Under the terms of the Rights Agreement, BEIID has certain demand and piggyback registration rights following a lock-up period whereby BEIID agrees to hold the shares acquired pursuant to the Purchase Agreement for at least nine (9) months following the Closing. Additionally, for two years following the Closing, BEIID may not acquire shares of the Company in excess of its percentage ownership as of the Closing.

The foregoing description does not purport to cover all of the provisions of the Rights Agreement and is qualified in its entirety by reference to the full agreement, which has been filed as an Exhibit to the Current Report filed on Form 8-K by the Issuer on February 4, 2010 and is incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Agreement of Joint Filing dated October 1, 2010 by and between E-Town International Holding (Hong Kong) Co., Limited and Beijing E-Town International Investment & Development Co., Ltd.

Exhibit 2	Common Stock Purchase Agreement dated February 1, 2010 by and between UTStarcom, Inc. and Beijing E-Town International Investment & Development Co., Ltd. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by UTStarcom, Inc. on February 4, 2010).

Exhibit 3	Amendment to Common Stock Purchase Agreement dated February 1, 2010 by and between UTStarcom, Inc. and Beijing E-Town International Investment & Development Co., Ltd. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by UTStarcom, Inc. on May 4, 2010).

Exhibit 4	Second Amendment to Common Stock Purchase Agreement dated February 1, 2010, as amended on April 30, 2010, by and between UTStarcom, Inc. and Beijing E-Town International Investment & Development Co., Ltd. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by UTStarcom, Inc. on June 10, 2010).

Exhibit 5	Third Amendment to Common Stock Purchase Agreement dated February 1, 2010, as amended on April 30, 2010 and June 4, 2010, by and between UTStarcom, Inc. and Beijing E-Town International Investment & Development Co., Ltd. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by UTStarcom, Inc. on July 13, 2010).

Schedule 13D

Exhibit 6	Fourth Amendment to Common Stock Purchase Agreement dated February 1, 2010, as amended on April 30, 2010, June 4, 2010 and July 7, 2010, by and between UTStarcom, Inc. and Beijing E-Town International Investment & Development Co., Ltd. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by UTStarcom, Inc. on September 13, 2010).

Exhibit 7	Stockholders Rights Agreement dated February 1, 2010 by and between UTStarcom, Inc. and Beijing E-Town International Investment & Development Co., Ltd. (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by UTStarcom, Inc. on February 4, 2010).

Schedule 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

E-TOWN INTERNATIONAL HOLDING (HONG KONG) CO., LIMITED

October 1, 2010
Date

/S/ WEN BAI
Signature

Wen Bai, Chairman
Name/Title

BEIJING E-TOWN INTERNATIONAL INVESTMENT & DEVELOPMENT CO., LTD.

October 1, 2010
Date

/S/ JIALUN ZHANG
Signature

Jialun Zhang, Vice General Manager
Name/Title